Exhibit 99.1

Reports First Quarter of the Year 2022 Financial Results

47% growth in revenues

RISHON LE ZION, Israel, May 31, 2022 – BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC) reported its financial results for the first quarter of the year 2022.

Revenues for the first quarter of 2022 increased by 47% to $10.8 million compared to $7.3 million in the comparable quarter of last year.

Operating income for the first quarter of 2022 increased by 98% to $465,000 compared to $234,000 in the comparable quarter of last year.

Net income for the first quarter of 2022 increased by 155% to $314,000 or $0.06 per basic share compared to a net income of $123,000 or $0.02 per basic share in the comparable quarter of 2021.

Eyal Cohen, BOS's CEO stated: "I am encouraged by the strong opening of the first quarter of the year 2022. The globally increasing demand for electronic components and the military conflict in Europe were catalysts for the growth of the Supply Chain division. In addition, the increase in the number of logistic centers in Israel and the return of the retail stores to work on a full scale supported the growth of the RFID division. Looking forward, I anticipate that the shortage of workers for production and the logistics operations will be a growth engine for our Intelligent Robotic division".

BOS will host a conference call on Tuesday, May 31, 2022 at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow the management's presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS provides services and systems for inventory production and management in three channels:

·	Services – The Supply Chain division provides inventory procurement and kitting.
·	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.
·	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for the industrial and logistic processes.

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information
BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company's presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	(Unaudited)		(Audited)

Revenues	$10,789	$7,328	$33,634
Cost of revenues	8,537	5,648	27,048
Gross profit	2,252	1,680	6,586

Operating costs and expenses:
Research and development	51	60	208
Sales and marketing	1,150	952	3,955
General and administrative	527	434	1,906
Acquisition expenses	59	-	-
Total operating costs and expenses	1,787	1,446	6,069

Operating Income	465	234	517
Financial expenses, net	(151)	(111)	(105)
Income before taxes on income	314	123	412
Taxes on income	-	-	39
Net income	$314	$123	$451

Basic net income per share	$0.06	$0.02	$0.09
Diluted net income per share	$0.06	$0.02	$0.08
Weighted average number of shares used in computing basic net income per share	5,251	5,157	5,212
Weighted average number of shares used in computing diluted net income per share	5,291	5,185	5,424
Number of outstanding shares as of March 31, 2022 and 2021 and December 31, 2021	5,251	5,185	5,251

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,300	$1,875
Restricted bank deposits	239	242
Trade receivables	10,552	9,209
Other accounts receivable and prepaid expenses	1,408	977
Inventories	5,541	5,567

Total current assets	19,040	17,870

LONG-TERM ASSETS	135	150

PROPERTY AND EQUIPMENT, NET	1,073	1,097

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	858	944

OTHER INTANGIBLE ASSETS, NET	580	20

GOODWILL	4,895	4,676

Total assets	$26,581	$24,757

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$670	$740
Operating lease liabilities, current	475	538
Trade payables	6,711	5,200
Employees and payroll accruals	1,118	996
Deferred revenues	455	917
Advances net of inventory in process	371	249
Accrued expenses and other liabilities	333	112

Total current liabilities	10,133	8,752

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	505	681
Operating lease liabilities, non-current	518	565
Long term deferred revenues	465	132
Accrued severance pay	273	280

Total long-term liabilities	1,761	1,658

TOTAL SHAREHOLDERS' EQUITY	14,687	14,347

Total liabilities and shareholders' equity	$26,581	$24,757

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021

Operating income	$465	$234	$517
Add:
Amortization of intangible assets	14	5	20
Stock-based compensation	25	15	67
Depreciation	58	54	238
EBITDA	$562	$308	$842

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended March 31, 2022

Revenues	$4,103	$6,508	178	$-	$10,789

Gross profit	1,031	1,244	(23)	-	2,252

Allocated operating expenses	627	776	141	-	1,544

Acquisition expenses	59	-	-		59

Unallocated operating expenses*	-	-	-		184

Income (loss) from operations	$345	$468	$(164)	-	465

Financial expenses					(151)

Net income					$314

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended March 31, 2021

Revenues	$2,948	$3,954	454	$(28)	$7,328

Gross profit	848	648	184	-	1,680

Allocated operating expenses	545	535	198	-	1,278

Unallocated operating expenses*	-	-	-		169

Income (loss) from operations	$303	$113	$(14)	-	234

Financial expenses					(111)

tax on income

Net income					$123

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Year ended December 31, 2021

Revenues	$13,192	$19,008	1,576	$(142)	$33,634

Gross profit (loss)	3,338	3,708	(460)	-	6,586

Allocated operating expenses	2,300	2,497	573	-	5,370

Unallocated operating expenses*	-	-	-		699

Income (loss) from operations	$1,038	$1,211	$(1,033)	-	517

Financial expenses					(105)

tax on income					39

Net income					$451